UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 8, 2015

GLOBE SPECIALTY METALS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	1-34420	20-2055624
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

600 Brickell Ave, Suite 3100

Miami, FL 33131

(Address of principal executive offices and Zip Code)

Registrant’s telephone number, including area code: (786) 509-6900

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On July 8, 2015, Jeff Bradley advised Globe Specialty Metals, Inc. (“Globe”) that he desired to step down from his position as Chief Executive Officer of Globe, effective August 31, 2015, to pursue other interests. Mr. Bradley’s resignation was not the result of any dispute or disagreement with Globe on any matter related to the operations, policies or practices of Globe. At that time of Mr. Bradley’s departure, Globe Executive Chairman and Founder Alan Kestenbaum will assume the additional role of CEO through the transaction close of the business combination with Grupo FerroAtlántica, S.A.U. (“Grupo FerroAtlántica”).

Item 8.01 Other Events.

Globe and Grupo FerroAtlántica also announced that, following the close of the business combination, Pedro Larrea Paguaga, current Chairman and Chief Executive Officer of Grupo FerroAtlántica, will serve as CEO of the combined company, which will be named Ferroglobe PLC (“Ferroglobe”). Joseph Ragan, current Chief Financial Officer of Globe, will assume the role of CFO of Ferroglobe, and Mr. Kestenbaum will, as previously announced, serve as Executive Chairman of Ferroglobe, following the close of the business combination. Grupo Villar Mir has determined to designate Javier López Madrid as Executive Vice-Chairman of Ferroglobe. Additionally, José María Calvo-Sotelo will be appointed as Vice President of Financial Planning and Analysis of Ferroglobe and Stephen Lebowitz will be appointed as Chief Legal Officer of Ferroglobe. The remaining senior management team of Ferroglobe has not yet been determined, but it is expected that the senior management will be comprised of current Globe and Grupo FerroAtlántica officers.

Completion of the transaction remains subject to Globe shareholder approval, regulatory approval and other customary closing conditions. The transaction is expected to close in the fourth quarter of 2015 as previously announced.

On July 13, 2015, Globe and Grupo FerroAtlántica issued a joint press release announcing Ferroglobe’s executive leadership upon consummation of the business combination and the matters described in Item 5.02 of this report. The joint press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Joint Press Release, dated July 13, 2015

FORWARD-LOOKING STATEMENTS

Certain statements in this communication regarding the proposed transaction, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 21E of the Securities Exchange Act of 1934. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict(s),” “will,” “expect(s),” “estimate(s),” “project(s),” “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to complete the proposed transaction, including the receipt of shareholder approval and satisfaction of the other conditions to completion of the transaction; that regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule; the possibility that the parties may be unable to successfully integrate Globe’s and Grupo FerroAtlántica’s operations and that such integration may be more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees may be difficult; regional, national or global political, economic, business, competitive, market and regulatory conditions including, among others, changes in metals prices; increases in the cost of raw materials or energy; competition in the metals and foundry industries; environmental and regulatory risks; ability to identify liabilities associated with acquired properties prior to their acquisition; ability to manage price and operational risks including industrial accidents and natural disasters; ability to manage foreign operations; changes in technology; ability to acquire or renew permits and approvals; and other factors identified in the Company’s periodic reports filed with the SEC. Additional information concerning these and other factors can be found in Globe’s filings with the Securities and Exchange Commission (“SEC”), including Globe’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof and the parties undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication may be deemed to be solicitation material in respect of the proposed transaction among Globe, Grupo Villar Mir, S.A.U., Grupo FerroAtlántica and VeloNewco Limited (“VeloNewco”). In connection with the proposed transaction, VeloNewco has filed with the SEC a registration statement on Form F-4, which includes a preliminary proxy statement of Globe that also constitutes a preliminary prospectus of VeloNewco. The information in the preliminary proxy statement/prospectus is not complete and may be changed and further amended. Investors and security holders are urged to read the definitive proxy statement/prospectus when it becomes available, together with all other relevant documents filed with the SEC, because they will contain important information about the proposed transaction. Investors and security holders are able to obtain the documents (once available) free of charge at the SEC’s website, http://www.sec.gov, or for free from Globe by contacting the Corporate Secretary, Globe Specialty Metals, 600 Brickell Avenue, Suite 1500, Miami, FL 33131, telephone: 786-509-6900 (for documents filed with the SEC by Globe) or from Grupo Villar Mir by contacting Investor Relations, Torre Espacio, Paseo de la Castellana, 259 D 49a, 28046 Madrid, Spain, +34 91 556 7347 (for documents filed with the SEC by Grupo Villar Mir, Grupo FerroAtlantica or VeloNewco).

PARTICIPANTS IN SOLICITATION

Globe, Grupo Villar Mir, Grupo FerroAtlántica and VeloNewco and their directors and executive officers and certain employees may be deemed to be participants in the solicitation of proxies from the holders of Globe common stock with respect to the proposed transaction. Information about Globe’s directors and executive officers is set forth in the proxy statement for Globe’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on October 27, 2014. To the extent holdings of Globe securities have changed since the amounts contained in the proxy statement for Globe’s 2014 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the acquisition (once available). These documents (when available) may be obtained free of charge from the SEC’s website http://www.sec.gov, or from Globe and Grupo Villar Mir using the contact information above.

NON-SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBE SPECIALTY METALS, INC.

Date: July 13, 2015	By:	/s/ Stephen Lebowitz
Name: Stephen Lebowitz
Title: Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Press Release, dated July 13, 2015